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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Panera Bread Company

(Name of Issuer)

Class A Common Stock/Class B Common Stock

(Title of Class of Securities)

05010 3100/ 05010 3209

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 05010 3100/ 05010 3209

1.	Name of Reporting Person: Ronald M. Shaich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
2,303,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,600 shares of Class A Common Stock and (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).

		6.	Shared Voting Power: 200,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock

7.	Sole Dispositive Power:
2,303,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,600 shares of Class A Common Stock and (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).

		8.	Shared Dispositive Power: 200,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,503,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,600 shares of Class A Common Stock, (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, and (d) 200,000 shares of Class B Common Stock held in trusts for which reporting person is one of the trustees).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6% of Class A Common Stock and 91.7% of the Class B Common Stock. (1)

12.	Type of Reporting Person: IN

Footnotes:

(1) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

(2) Reflects two-for-one stock split through a stock dividend to holders of record on June 10, 2002 paid on June 24, 2002.

(3) Such shares of Class B Common Stock are held in two grantor retained annuity trusts. Mr. Shaich is one of two trustees of the trusts. Mr. Shaich disclaims beneficial ownership of such shares except to the extent of his direct pecuniary interest.

13G

Item 1.
	(a)	Name of Issuer:
Panera Bread Company
	(b)	Address of Issuer’s Principal Executive Offices:
6710 Clayton Road Richmond Heights, Missouri 63117

Item 2.
	(a)	Name of Person Filing:
Ronald M. Shaich
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Panera Bread Company 6710 Clayton Road Richmond Heights, Missouri 63117
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Class A Common Stock, par value $.0001 per share Class B Common Stock, par value $.0001 per share
	(e)	CUSIP Number:
05010 3100/ 05010 3209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
2,503,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,600 shares of Class A Common Stock, (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, and (d) 200,000 shares of Class B Common Stock held in two trusts for which the reporting person serves as trustee).
(b) Percent of class(1):
8.6% of Class A Common Stock and 91.7% of Class B Common Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote(2):
2,303,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,600 Class A Common Stock and (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).
(ii) Shared power to vote or to direct the vote:(2)(3)
200,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock.
(iii) Sole power to dispose or to direct the disposition of:
2,303,556 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 490,000 shares of Class A Common Stock and (c) 1,612,956 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).
(iv) Shared power to dispose or to direct the disposition of:(2)(3)
200,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock.

NOTES:
(1) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.
(2) Reflects two-for-one stock split through a stock dividend to holders of record on June 10, 2002 paid on June 24, 2002.
(3) The shares of Series B Common Stock are held in two grantor retained annuity trusts. Mr. Shaich is one of two trustees of the trusts. Mr. Shaich disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February _25, 2003

Signature:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chairman and CEO